Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share amounts)

	Years Ended December 31,
	2003	2002	2001

Net income	$1,428	$580	$(31,292)

Weighted average shares outstanding for calculating basic earnings per share	6,321	6,096	5,656

Options	234	55	—

Total shares for calculating diluted earnings per share	6,555	6,151	5,656

Basic earnings per share	$0.23	$0.10	$(5.53)

Diluted earnings per share	$0.22	$0.09	$(5.53)

Options are excluded from the calculation of diluted loss per share when the inclusion of such options is anti-dilutive.